                                                                       EXHIBIT 2

                                     [LOGO]
                          North American Palladium Ltd.

            MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS
                               SECOND QUARTER 2005

The following is Management's Discussion and Analysis of the financial condition and results of operations, to enable a reader to assess material changes in financial condition and results of operations for the three months and six months ended June 30, 2005, compared to those of the respective periods in prior year. This Management's Discussion and Analysis has been prepared as of August 9, 2005. This Management's Discussion and Analysis is intended to supplement and complement the unaudited interim consolidated financial statements and notes thereto for the periods ended June 30, 2005 (collectively, the "Financial Statements"), which are included in this Quarterly Report. You are encouraged to review the Financial Statements in conjunction with your review of this Management's Discussion and Analysis. This Management's Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the three years ended December 31, 2004, and the related annual Management's Discussion and Analysis included in the 2004 Annual Report.

OVERVIEW AND STRATEGIC ACTIVITIES

North American Palladium Ltd. (the "Company") operates the Lac des Iles mine located 85 km northwest of Thunder Bay, Ontario. The mine is Canada's only primary producer of platinum group metals and contains one of the largest open pit bulk mineable palladium reserves in the world. In addition to palladium, the Company earns substantial revenue from by-product nickel, platinum, gold and copper. Palladium's primary use continues to be in the auto industry where it is an important component in controlling exhaust emissions as mandated by more stringent hydrocarbon emission standards for cars, light trucks and SUVs, particularly in the United States, Europe and Japan. In addition, palladium is consumed in the dental, electronics, jewellery and chemical sectors.

Based on a positive feasibility study, the Company commenced the development of an underground mine at its Lac des Iles operations in the second quarter of 2004. The underground mine development is focused on the Main High Grade Zone below the ultimate pit depth. Capital costs for the underground development are estimated at $40 million for direct and indirect costs and working capital. Mining equipment accounts for an additional $12 million of capital costs and the Company is financing this equipment through a vendor lease program. By the end of the second quarter 2005, the main ramp had been advanced 856 metres. The underground development is progressing toward stope production in the first quarter of next year.

In prior periods the Company hedged the price of its palladium production under a contract with a major automotive manufacturer (the "Palladium Sales Contract"). The hedge price was based on the monthly average spot price for palladium with a floor price of US$325 per ounce for 100% of production. The Palladium Sales Contract expired on June 30, 2005. Revenue from the first and second quarters 2005 palladium production, which will be available for physical delivery after June 30, 2005, was recorded at the June 30, 2005 quoted market price. In 2004, the Company also commenced a hedging strategy for a portion of its by-product metal production. The objective of this hedge strategy is to reduce the variability of cash flow associated with revenues derived from the sale of nickel, platinum, gold and copper.

Without the benefit of the floor price under the Palladium Sales Contract, the Company's profitability in the first half of 2005 has been significantly impacted by the current depressed spot palladium price. In the near term, the Company does not expect a significant improvement in the palladium price, however, the Company is optimistic that the fundamentals for palladium demand will improve in the medium term with the expected draw-down of surplus inventories held by automotive manufacturers and the wide market price spread between platinum and palladium, which should accelerate consumption of palladium.


MD&A Second Quarter 2005           Page 1 of 8     North American Palladium Ltd.

PRODUCTION STATISTICS
---------------------

                                                        Second Quarter                      Six Months
                                                            June 30                           June 30
                                               -------------------------------------------------------------------
                                                     2005             2004              2005            2004
                                               -------------------------------------------------------------------
  PALLADIUM (OZ)                                         48,230           75,970           100,802        167,231
  Payable Palladium (oz)                                 43,959           69,399            91,883        152,766
  Platinum (oz)                                           5,123            6,319            10,505         13,302
  Gold (oz)                                               3,834            6,249             7,965         14,004
  Copper (lbs)                                        1,432,890        2,103,948         2,994,930      4,245,703
  Nickel (lbs)                                          643,505        1,060,318         1,421,705      2,381,519
  ----------------------------------------------------------------------------------------------------------------
  Ore Tonnes Milled                                   1,195,304        1,445,445         2,351,626      2,794,224
  Ore Tonnes Mined                                      935,263        1,305,529         2,204,138      2,958,196
  Waste Tonnes Mined                                  2,964,600        2,848,833         6,306,033      5,074,933
  ----------------------------------------------------------------------------------------------------------------
  Waste to Ore Strip Ratio                               3.17:1           2.18:1            2.86:1         1.72:1
  ----------------------------------------------------------------------------------------------------------------


KEY FINANCIAL STATISTICS
------------------------
                                                                         SECOND QUARTER                  SIX MONTHS ENDED
                                                                            JUNE 30                          JUNE 30
                                                                      2005            2004             2005             2004
                                                                 -----------------------------------------------------------------
                                                                                             ($000's)
REVENUE FROM METAL SALES                                              23,544          51,712            49,750           104,868
Net income (loss)                                                    (15,228)          2,834           (22,964)            8,955
Net income (loss) per share (dollars basic and diluted)                (0.29)           0.06             (0.44)             0.17
Operating cash flow provided (used)                                  (10,200)         13,769           (14,399)           33,250
Long-term debt, including current portion                                                               51,642            45,232
Shareholders' Equity                                                                                   196,850           313,815
----------------------------------------------------------------------------------------------------------------------------------
Common shares outstanding (as at June 30)                                                           52,059,776        51,328,589


SUMMARY OF QUARTERLY RESULTS
----------------------------

-------------------------------------------------------------------------------------------------------------------------
                                            2003                             2004                             2005
($000, except per share amounts)    3RD QTR     4TH QTR    1ST QTR    2ND QTR   3RD QTR    4TH QTR     1ST QTR    2ND QTR
-------------------------------------------------------------------------------------------------------------------------
Revenue from metal sales             42,585      59,805     53,156     51,712    45,154     35,182      26,206     23,544
Net income (loss)                     3,535      16,092      6,121      2,834     6,598   (107,663)     (7,736)   (15,228)
Net income (loss) per share            0.07        0.32       0.11       0.06      0.13      (2.09)      (0.15)     (0.29)
Fully diluted net income
(loss) per share                       0.07        0.31       0.11       0.06      0.13      (2.09)      (0.15)     (0.29)
-------------------------------------------------------------------------------------------------------------------------

RESULTS OF OPERATIONS
---------------------

The Company realized a net loss for the three months ended June 30, 2005 of $15,228,000 or $0.29 per share on revenues of $23,544,000 compared to net income of $2,834,000 or $0.06 per share on revenues of $51,712,000 for the corresponding period a year earlier.

For the six months ended June 30, 2005, the Company realized a net loss of $22,964,000 or $0.44 per share on revenue of $49,750,000 compared to net income of $8,955,000 or $0.17 per share on revenue of $104,868,000 for the six months ended June 30, 2004.

In the second quarter of 2005, the Company's palladium revenue was affected by a 37% decline in palladium production compared to the year earlier period, together with a continuing low palladium price. During the second quarter of 2005, revenue was recorded on 42,399 ounces of palladium at the June 30, 2005 quoted market price of US$183 per ounce, compared to an average realized palladium price for the first quarter of 2005 of US$224 per ounce and a realized price of US$325 per ounce in the second


MD&A Second Quarter 2005           Page 2 of 8     North American Palladium Ltd.

quarter of 2004, which was the floor price under the palladium sales contract in that period. Variations from the provisionally priced sales will be recognized as revenue adjustments as they occur until the price is finalized. In addition, revenue from by-product metal declined by 29% to $13,753,000 in the second quarter of 2005 compared to $19,503,000 in the second quarter of 2004, reflecting the decreased production of nickel, platinum, gold and copper. Despite the lower by-product production, prices for these metals continued well above historical levels. Partially offsetting the higher by-product prices was a strengthening Canadian dollar which averaged US$0.80 in the second quarter 2005, compared to US$0.74 in the second quarter 2004.

Production costs including overheads but excluding non-cash amortization were $26,176,000 during the second quarter of 2005 compared to $27,489,000 during the second quarter of 2004, while unit costs to produce palladium (production costs including overhead and smelter treatment, refining and freight costs), net of by-product metal revenues and royalties, increased to US$322 per ounce in the second quarter of 2005 compared to US$158 per ounce in the second quarter of 2004. The increase in unit cash costs was caused by a 17% decline in mill throughput combined with lower ore grades and metal recoveries, which led to a 37% decline in palladium production and a 29% drop in revenue from by-product metals. In addition, during the second quarter there was an increase in the waste strip ratio and continuing pressure on operating costs, particularly diesel fuel and ongoing mill repairs which resulted in approximately $3.0 million of additional costs in the quarter.

During the second quarter of 2005, the mill processed 1,195,304 tonnes of ore, or an average of 13,135 tonnes per day, with a palladium grade of 1.78 grams per tonne, producing 48,230 ounces of palladium at a recovery rate of 70.4%. This compares with the second quarter of 2004, when the mill processed 1,445,445 tonnes of ore, or 15,884 tonnes per day, with a palladium grade of 2.22 grams per tonne, producing 75,970 ounces of palladium at a recovery rate of 73.5%. Metal production during the second quarter of 2005 was affected by lower recoveries and reduced average daily mill throughput. Metal recovery was negatively affected by fluctuating mill throughput and problems associated with treating a lower grade of ore. Mill availability was also affected by severe weather, which resulted in several significant power disruptions.

Non-cash amortization expense decreased to $4,799,000 in the second quarter of 2005 compared to $8,885,000 in the second quarter of 2004. The reduced amortization expense in the current quarter is attributable to the decrease in palladium production, along with a lower unit of production amortization rate as a result of the asset impairment charge recorded in 2004, which resulted in an approximate 40% reduction in the unit amortization rate.

With the ramp-up in activity on the Company's exploration projects, exploration expense increased to $1,662,000 in the second quarter of 2005 compared to $518,000 in the year-earlier period. The Company incurred interest expense on long-term debt of $611,000 in the second quarter of 2005 compared to $411,000 in the second quarter of 2004.

CASH FLOW AND FINANCIAL POSITION
--------------------------------

Cash used in operations (prior to changes in non-cash working capital) was $10,200,000 for the second quarter of 2005 compared to cash provided by operations of $13,769,000 for the second quarter of 2004. The primary reason for the decrease in operating cash flow was the significant decline in revenue from metal sales. Changes in non-cash working capital provided $12,398,000 in the second quarter compared to $6,381,000 in the second quarter of 2004. The major item affecting the non-cash working capital was a $12,339,000 reduction in concentrate inventory awaiting settlement. The reduction was caused by a decrease in the physical quantity of palladium in concentrate awaiting settlement, which declined to 83,755 ounces at June 30, 2005 compared to 114,186 ounces at December 31, 2004. After allowing for working capital changes, cash provided by operations was $2,198,000 in the second quarter of 2005 compared to $20,150,000 in second quarter of 2004.

Investing activity required $7,722,000 of cash in the second quarter of 2005 compared to $4,019,000 in the second quarter of 2004. During the quarter, the Company advanced the underground mine development, with 174 metres of main ramp development and completed the first stage of the ventilation raise development. The underground mine development is progressing towards stope production in the first quarter of next year. During the six months ended June 30, 2005, the Company incurred $19,170,000 on capital expenditures, of which $5,379,000 were acquired by means of capital lease.


MD&A Second Quarter 2005           Page 3 of 8     North American Palladium Ltd.

The Company's long-term debt position was $51.6 million at June 30, 2005 compared to $50.2 million at December 31, 2004, and it had cash and cash equivalents of $63.3 million at June 30, 2005.

CONTRACTUAL OBLIGATIONS AS AT JUNE 30, 2005
-------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                                                        PAYMENTS DUE BY PERIOD
                                                  --------------------------------------------------------------------
                                                       TOTAL            1 YEAR         1 - 3 YEARS      4 - 5 YEARS
----------------------------------------------------------------------------------------------------------------------
                                                                               ($000's)
Senior credit facility                                  28,611            6,903            20,482           1,226
Kaiser-Francis credit facility                          14,095           14,095                --              --
Capital lease obligations                                8,936            2,198             3,961           2,777
Operating leases                                         1,424              850               574              --
Other purchase obligations                              10,559           10,559                --              --
                                                  --------------------------------------------------------------------
                                                        63,625           34,605            25,017           4,003
----------------------------------------------------------------------------------------------------------------------

There are no payments due after five years.

FORWARD METAL SALES AND METAL PRICE SWAP CONTRACTS
--------------------------------------------------

North American Palladium uses fixed-price forward platinum and gold sales contracts and cash settled nickel and copper price swap contracts to insulate its earnings and cash flows from changes in these metal prices. These contracts allow the Company to sell its platinum and gold production to credit-worthy metal dealers at a fixed price under the forward sales contract. In the case of nickel and copper, the Company receives a fixed metal price in exchange for paying the floating price received under its physical sales contracts to acceptable counterparts under the metal price swap contracts.

FIXED-PRICE FORWARD PLATINUM SALES CONTRACTS (THE "PLATINUM HEDGE POSITION") (as of June 30, 2005)

----------------------------------------------------------------- ---------------------------------------------------
Platinum ounces hedged                                            13,039
----------------------------------------------------------------- ---------------------------------------------------
Maturity date of platinum sales contracts                         June 30, 2006
----------------------------------------------------------------- ---------------------------------------------------
Weighted-average estimated platinum sales contract price up to    US$860/oz.(1)
    maturity date
----------------------------------------------------------------- ---------------------------------------------------
Delivery obligations                                              The Company will deliver platinum produced from
                                                                  its operations on a monthly basis to satisfy the
                                                                  forward sales contracts by the maturity date
                                                                  (currently June 30, 2006)
----------------------------------------------------------------- ---------------------------------------------------
Unrealized mark-to-market loss at June 30, 2005                   US$282,000(2)
----------------------------------------------------------------- ---------------------------------------------------

FIXED-PRICE FORWARD GOLD SALES CONTRACTS (THE "GOLD HEDGE POSITION") (as of June 30, 2005)

----------------------------------------------------------------- ---------------------------------------------------
Gold ounces hedged                                                9,000
----------------------------------------------------------------- ---------------------------------------------------
Maturity date of gold sales contracts                             June 30, 2006
----------------------------------------------------------------- ---------------------------------------------------
Weighted-average estimated gold sales contract price up to        US$439/oz.(3)
    maturity date
----------------------------------------------------------------- ---------------------------------------------------
Delivery obligations                                              The Company will deliver gold production from its
                                                                  operations on a monthly basis to satisfy the
                                                                  forward sales contracts by the maturity date
                                                                  (currently June 30, 2006)
----------------------------------------------------------------- ---------------------------------------------------
Unrealized mark-to-market loss at June 30, 2005                   US$28,000(4)
----------------------------------------------------------------- ---------------------------------------------------

------------------------------
(1) Weighted-average estimated platinum price is based on the aggregate value of contracted prices for the expected delivery volumes for each respective delivery month divided by the total volume of platinum sold forward.
(2) The June 30, 2005 spot platinum price of US$884 per ounce was used to determine the unrealized mark-to-market loss for the platinum forward sale contracts that have not been taken into revenue.
(3) Weighted-average estimated gold price is based on the aggregate value of contracted prices for the expected delivery volumes for each respective delivery month divided by the total volume of gold sold forward.
(4) The June 30, 2005 spot gold price of US$437 per ounce was used to determine the unrealized mark-to-market loss for the gold forward sales contracts.


MD&A Second Quarter 2005           Page 4 of 8     North American Palladium Ltd.

FIXED-PRICE NICKEL SWAP CONTRACTS (THE "NICKEL HEDGE POSITION")
(as of June 30, 2005)
--------------------------------------------------------------- -----------------------------------------------------
Nickel tonnes hedged                                            1,080
--------------------------------------------------------------- -----------------------------------------------------
Maturity date of nickel swap contracts                          June 30, 2006
--------------------------------------------------------------- -----------------------------------------------------
Weighted-average estimated fixed nickel price up to maturity    US$14,720 per tonne (US$6.68 per lb.)(1)
    date
--------------------------------------------------------------- -----------------------------------------------------
Payment obligations                                             The Company will pay on a monthly basis the
                                                                floating nickel price (average monthly LME 3-mth
                                                                nickel price) for the respective volume of nickel
                                                                metal swapped and receive a fixed price from the
                                                                counterpart for the period up to the maturity date
                                                                (currently June 30, 2006)
--------------------------------------------------------------- -----------------------------------------------------
Unrealized mark-to-market gain at June 30, 2005                 US$699,000(2)
--------------------------------------------------------------- -----------------------------------------------------


FIXED-PRICE COPPER SWAP CONTRACTS (THE "COPPER HEDGE POSITION")
(as of June 30, 2005)
--------------------------------------------------------------- -----------------------------------------------------
Copper tonnes hedged                                            600
--------------------------------------------------------------- -----------------------------------------------------
Maturity date of copper swap contracts                          March 31, 2006
--------------------------------------------------------------- -----------------------------------------------------
Weighted-average estimated fixed copper price up to maturity    US$2,784 per tonne (US$1.26 per lb.)(3)
    date
--------------------------------------------------------------- -----------------------------------------------------
Payment obligations                                             The Company will pay on a monthly basis the
                                                                floating copper price (average monthly LME 3-mth
                                                                copper price) for the respective volume of copper
                                                                metal swapped and receive a fixed price from the
                                                                counterpart for the period up to the maturity date
                                                                (currently March 31, 2006)
--------------------------------------------------------------- -----------------------------------------------------
Unrealized mark-to-market loss at June 30, 2005                 US$159,000(4)
--------------------------------------------------------------- -----------------------------------------------------

------------------------------
(1) Weighted-average estimated nickel price is based on the aggregate value of contracted fixed prices for the expected nickel volumes for each respective delivery month divided by the total volume of nickel under the swap contract.
(2) The June 30, 2005 average LME 3-mth nickel price of $15,779 was used to determine the unrealized mark-to-market gain.
(3) Weighted-average estimated copper price is based on the aggregate value of contracted fixed prices for the expected copper volumes for each respective delivery month divided by the total volume of copper under the swap contract.
(4) The June 30, 2005 average LME 3-mth copper price of $3,294 was used to determine the unrealized mark-to-market loss.


The Company has entered into Master Trading Agreements and Master Swap Agreements with various counterparts, which govern the terms of its forward metal sales and fixed price swaps. These counterparts have a long-term credit rating assigned by Standard & Poor's of "A" or better, or equivalent rating from other international credit rating agencies.

RELATED PARTY TRANSACTIONS
--------------------------

The Company engaged Louis J. Fox in November 1999 to provide services in connection with the negotiation of palladium end-user supply contracts, project capital financing, smelting and refining agreements, metals price forecasting and marketing other metals. The services agreement was negotiated at arms-length prior to Mr. Fox becoming a director of the Company. Mr. Fox receives a fee in connection with the negotiations related to the Palladium Sales Contract. The amount payable to Mr. Fox for the first and second quarter of 2005 was $121,000 and $97,000 respectively.

In December 2001, Kaiser-Francis provided a US$20 million non-revolving credit facility to finance the Company's working capital requirements. In the second quarter 2004, the Kaiser-Francis credit facility was extended to June 30, 2006. Interest is based upon the 30-day LIBOR plus 2.50% and the stand-by fee is 0.125% per annum. The amount payable to Kaiser-Francis for interest and standby fee for the first and second quarter of 2005 was $191,000 and $203,000 respectively. Kaiser-Francis holds 50.4% of the common shares of the Company.


MD&A Second Quarter 2005           Page 5 of 8     North American Palladium Ltd.

EXPLORATION & DEVELOPMENT
-------------------------

At Lac des Iles, the Company currently has four surface drills actively expanding the known resource of the Offset High Grade Zone. Two additional holes (05-006 and 05-007) have been completed since the last reported results (see press release dated July 11, 2005) bringing the current number of completed holes to 4 of the planned 12 to 14 hole program. To date, all 4 holes have intersected the target horizon at its projected depth. It should be noted that the holes on average represent 120-140 metre step-outs from any previous drill intercept.

Hole 05-006 intersected the Offset High Grade Zone at the -440 metres above sea level, approximately 100 metres down dip and 100 metres south of previously released drill hole 01-047. Hole 05-007 encountered the target horizon at the -330 metres above sea level 180 metres south of drill hole 01-047 and intersected two zones of mineralization.

----------------- ---------------------------------- ------------------------------------ ----------------------
                              (METRES)                        (GRAMS PER TONNE)                     %
----------------- ---------------------------------- ------------------------------------ ----------------------
HOLE ID             FROM         TO       INTERVAL     PALLADIUM      PLATINUM     GOLD    NICKEL      COPPER
----------------- ---------- ----------- ----------- -------------- ------------- ------- ---------- -----------
PREVIOUSLY REPORTED
----------------- ---------- ----------- ----------- -------------- ------------- ------- ---------- -----------
00-205              1094.70     1134.00       39.30           5.88          0.35    0.35       0.11        0.07
----------------- ---------- ----------- ----------- -------------- ------------- ------- ---------- -----------
REPORTED JULY 11, 2005
----------------- ---------- ----------- ----------- -------------- ------------- ------- ---------- -----------
05-005              1107.90     1129.05       21.15           4.91          0.32    0.17       0.07        0.05
                  ---------- ----------- ----------- -------------- ------------- ------- ---------- -----------
incl                1115.00     1129.05       14.05           5.58          0.35    0.21       0.07        0.06
                  ---------- ----------- ----------- -------------- ------------- ------- ---------- -----------
and                 1137.00     1140.00        3.00           6.97          0.42    0.29       0.16        0.03
----------------- ---------- ----------- ----------- -------------- ------------- ------- ---------- -----------
05-008               819.00      824.00        5.00           2.75          0.26    0.18       0.45        0.29
----------------- ---------- ----------- ----------- -------------- ------------- ------- ---------- -----------
REPORTED TODAY
----------------- ---------- ----------- ----------- -------------- ------------- ------- ---------- -----------
05-006              1056.00     1085.40       29.40           8.19          0.48    0.62       0.17        0.14
incl                1056.00     1073.00       17.00          10.58          0.58    0.53       0.13        0.08
incl                1062.00     1069.10        7.10          15.38          0.76    0.80       0.16        0.09
----------------- ---------- ----------- ----------- -------------- ------------- ------- ---------- -----------
05-007               994.60     1003.80        9.20           3.36          0.38    0.21       0.13        0.12
                  ---------- ----------- ----------- -------------- ------------- ------- ---------- -----------
and                 1050.50     1077.50       27.00           5.64          0.48    0.41       0.08        0.09
                  ---------- ----------- ----------- -------------- ------------- ------- ---------- -----------
incl                1053.50     1065.50       12.00           7.77          0.66    0.49       0.12        0.14
----------------- ---------- ----------- ----------- -------------- ------------- ------- ---------- -----------

On July 21, 2005 the Company executed a definitive Option Joint Venture Agreement with URSA Major Minerals Corporation "URSA" whereby the Company can acquire a 60% interest in USRA's interest in the Shakespeare Property (approximately 80% URSA: 20% Falconbridge Limited). The Shakespeare Option Joint Venture Agreement is subject to URSA's receipt of regulatory and shareholder approval. The Company also has an agreement with URSA to acquire a 50% interest in the adjoining 100% URSA owned Agnew Lake Properties, located in the Sudbury area. The Shakespeare Project hosts the Shakespeare Deposit, which contains a diluted Probable Reserve of 7.3 million tonnes at 0.37% Ni, 0.39% Cu, 0.024% Co,
0.37 grams per tonne Pt, 0.40 grams per tonne Pd and 0.20 grams per tonne Au. A full feasibility study on an open pit mine and a 4,000-5,000 tonnes per day "stand alone" mill is currently in progress.

A diamond drill program was completed in the second quarter on the Company's Bird River Project, an Option Joint Venture with Gossan Resources Limited. A total of 8 holes totaling 934 metres were completed. The holes were planned to test priority Airborne EM Conductors delineated from the recently completed VTEM Survey flown over the property. The exploration target on the Bird River Project is for massive sulphide mineralization (Ni, Cu, and PGM) associated with the lower contact zone of the Bird River Sill. Assay results from the current program included 13.75 metres of 1.08%Ni, 0.50%Cu, 0.047% Co, 0.396 grams per tonne Pt, and 1.108 grams per tonne Pd (including 4.75 metres of 2.14 % Ni and 0.44% Cu) from drill hole BR-05-02.


MD&A Second Quarter 2005           Page 6 of 8     North American Palladium Ltd.

Elsewhere the Company recently completed a detailed airborne survey over their Lynn Lake Properties, an Option Joint Venture Agreement with Rare Earth Metals Corp. located within the historic Lynn Lake Mining camp in northern Manitoba. A field crew will be mobilized to start ground truthing selected targets once the results from the airborne survey have been analyzed.

First pass mapping and prospecting on the Company's Tyko and Bulldozer Lake Properties located approximately 30 kilometres southeast of Manitouwadge, Ontario identified a new discovery termed the "RJ Showing" from which grab samples have returned values up to 2.5% Ni and 0.5% Cu from a mineralized ultramafic body located 1500 metres northwest of the original Tyko Prospect. Field work is continuing.

NON-GAAP MEASURE
----------------

North American Palladium has included in this document a non-GAAP performance measure for cash cost per ounce. This non-GAAP measure does not have any standardized meaning nor is it necessarily comparable with similar measures presented by other companies. North American Palladium believes that certain investors use this information to evaluate the Company's performance. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

RECONCILIATION OF CASH COST PER OUNCE TO FINANCIAL STATEMENTS

                                                    THREE MONTHS ENDED
                                                         JUNE 30
                                               -----------------------------
                                                          ($000)
                                                   2005           2004
                                               -------------- --------------
PRODUCTION COSTS INCLUDING OVERHEAD                  26,176        27,489
SMELTER TREATMENT AND REFINING COSTS                  4,324         7,321
                                               -------------- --------------
                                                      30,500       34,810
LESS:  BY-PRODUCT METAL REVENUE                     (13,754)      (19,502)
                                               -------------- --------------
                                                     16,746        15,308
                                               -------------- --------------

DIVIDED BY OUNCES OF PALLADIUM                       42,399        72,130
                                               -------------- --------------

CASH COST PER OUNCE (C$)                                395           212
                                               -------------- --------------
C$ EXCHANGE RATE AT QUARTER END                      1.2257        1.3405
                                               -------------- --------------
CASH COST PER OUNCE (US$)                               322           158
                                               -------------- --------------


MANAGEMENT'S OUTLOOK
--------------------

By the end of second quarter mill throughput and availability improved greatly due to the efforts of the mill operations team and the new maintenance system. During July the mill averaged more than 14,000 tonnes per day and was averaging over 15,000 tonnes per day by month's end, which is a significant improvement from earlier this year. Expectations are for the productivity of the mill to continue improving through the end of the third quarter 2005 and be in shape to maintain an average above 15,000 tonnes per day moving forward. In spite of the mill's improved throughput performance its feed will remain below 2 grams per tonne and as a result palladium recovery will remain below 75%. The second quarter's recovery issues continue into the third quarter and are being addressed. The combination of low grade and low mill recovery will continue to challenge operations ability to bring production costs in line with the current depressed palladium price.

The underground mine development is scheduled for commercial production during the first quarter of 2006. Ground conditions remain excellent with little or no ground water influx. The first drive into the ore is scheduled to begin late in the third quarter.


MD&A Second Quarter 2005           Page 7 of 8     North American Palladium Ltd.

Palladium prices again remained flat during the second quarter and traded at an average of $190 per ounce. While mine production is currently lagging consumption, the market appears to be in an over supply due to the existing above ground stocks. The combination of year over year increasing palladium demand, along with above ground stocks being depleted, allows management to continue to remain optimistic the palladium price will return to more sustainable levels in 2006 and trade at a more historical relationship to platinum. With platinum now trading at over $900 an ounce it suggests there will be greater emphasis on substitution for palladium.

OTHER INFORMATION
-----------------

Additional information regarding the Company is included in the Company's Annual Information Form and Annual Report on Form 40-F which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission, respectively. A copy of the Company's Annual Information Form is posted on the SEDAR website at www.sedar.com. A copy of the Annual Report or Form 40-F can be obtained from the United States Securities and Exchange Commission's website at www.sec.gov.

OUTSTANDING SHARE DATA
----------------------

As of August 9, 2005, there were 52,122,376 common shares of the Company outstanding and options issued pursuant to the 1995 Corporate Stock Option Plan entitling holders thereof to acquire 701,437 common shares of the Company at an average strike price of $10.25.


--------------------------------------------------------------------------------
Forward-Looking Statements - Certain statements included in this 2005 second quarter interim report, financial statements for the period ended June 30, 2005 and management's discussion and analysis are forward-looking statements which are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. They include estimates and statements that describe the Company's future plans, objectives and goals, including words to the effect that the Company or management expects a stated condition or result to occur. When used herein, words such as "will", "should", "estimate", "expect", "intend", "budget", "plan", "objective", "projection", "scheduled" and other similar expressions are intended to identify forward-looking statements. In particular statements relating to estimated future metal prices, cash flows, expenses, capital costs, ore production, mine life, financing, construction and commissioning are forward-looking statements. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond our control, that may cause actual results or performance to differ materially from those currently anticipated in such statements. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include among others metal price volatility, changes in the US/CDN dollar exchange rate, economic and political events affecting metal supply and demand, fluctuations in ore grade, ore tonnes milled, geological, technical, mining or processing problems, future profitability, production, availability of financing on acceptable terms and unexpected problems during development, construction and start-up phases of the underground mine. For a more comprehensive review of risk factors, please refer to the section above titled "Risks and Uncertainties" and to the Company's most recent Annual Report under "Management's Discussion and Analysis of Financial Results" and Annual Information Form under "Risk Factors" on file with the U.S. Securities and Exchange Commission and Canada provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements.


MD&A Second Quarter 2005           Page 8 of 8     North American Palladium Ltd.